April 25, 2011

Justin Dobbie, Esq.,

Nolan McWilliams, Esq.,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Chrysler Group LLC—Form 10 (File No. 000-54282)

Dear Messrs. Dobbie and McWilliams:

On behalf of our client, Chrysler Group LLC (the “Company”), we enclose herewith Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”). Amendment No. 3 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”) dated April 20, 2011 concerning the Company’s Registration Statement as well as certain revised information and conforming changes resulting therefrom. We are also providing courtesy hard copies of Amendment No. 3, including a version of Amendment No. 3 marked to reflect changes from Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and this letter, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 3.

As a result of changes to the Registration Statement, some page references have changed in Amendment No. 3. The page references in the Staff’s comments refer to page numbers in Amendment No. 2, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 3. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

In response to a number of the comments, the Company has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes reflected in Amendment No. 3, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Securities and Exchange Commission

April 25, 2011

The Company has also indicated in certain responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Company understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Company. Accordingly, the Company understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Company.

General

1.	You state on page 2 that you are filing this Registration Statement in order to be able to file periodic and other reports with the SEC as contemplated by the terms of your operating agreement. According to a number of press reports, however, Mr. Marchionne has made public statements linking this Registration Statement to the company’s initial public offering and its re-entry into the U.S. financial markets. Please explain the inconsistency here.

Response:

The Company understands that Mr. Marchionne was reported to have responded to a question posed by an automotive industry reporter at the Geneva auto show about the Company’s registration statement by referring to an “S-1 statement” filed with the Commission and referring to that filing as “the first step in Chrysler’s re-entry into the U.S. financial markets.”

Although the Company subsequently issued a correcting statement, particularly as to the applicable registration form used and the purpose of the filing being to become a “voluntary filer” in accordance with the terms of the Company’s LLC Operating Agreement, the Company would like to point out that the Form 10 does represent the first filing by the Company or one of its predecessors of a comprehensive disclosure document with the Commission in nearly 15 years. The Company has reiterated that the initial catalyst and principal reason for the filing was to permit the Company to comply with the requirements of its members for the “voluntary filing” of periodic reports with the Commission. That there may be collateral benefits, including potentially improvements in the Company’s ability to obtain credit ratings and possibly improved access to the U.S. debt markets to refinance the Company’s government loans on attractive terms or in addition, potentially with the cooperation or at the direction of its members to pursue a stock exchange listing and equity offering is not inconsistent with, and

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April 25, 2011

should not in the Company’s view undermine, its principal motivation for becoming an SEC registrant through filing of its registration statement on Form 10.

The Company’s senior management and other authorized spokespersons have been reminded through the Company’s general counsel’s office of the applicable restrictions on publicity related to any potential offering of securities by the Company.

2.	We note the acknowledgements provided on the last page of counsel’s response letter. In your next response, please have an authorized representative of the company provide these acknowledgments.

Response:

In response to the Staff’s comment, an authorized representative of the Company is submitting to the Staff under separate cover a letter providing the required acknowledgements on behalf of the Company.

Alliance with Fiat, page 6

3.	We note your response to prior comment 3 and reissue in part. Please revise the first full paragraph on page 10 to briefly discuss the conflicts of interest that are discussed in greater detail in the risk factors section.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9-10 of Amendment No. 3.

Vehicle Sales, page 13

4.	We note your response to prior comment 7 and reissue. Please disclose, as stated in your response, that the market share and industry data are based on management’s estimates of industry sales data, which in turn are based on data provided by several third-party sources.

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April 25, 2011

Response:

In response to the Staff’s comment, the Company has revised the footnotes to the tables on pages 14, 15 and 17 of Amendment No. 3.

Dealer and Customer Financing, page 18

5.	We note your response to prior comment 12 and reissue. The Ally repurchase obligation appears to be material to an understanding of your business, financial condition and results of operations. Please disclose the material terms of the repurchase obligation, including, for example, the triggering events, the vehicles that could be subject to the obligation, the periods for your repurchase obligation, your maximum repurchase exposure and any other information material to an understanding of this agreement. Please revise your MD&A disclosure and the notes to the financial statements accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 108 and 218-219 of Amendment No. 3.

Members holding a majority of the membership interests, page 32

6.	We note your response to prior comment 13 and reissue in part. Given that the U.S. Treasury appointed four of your directors and may have interests that differ from those of most stakeholders, please revise this risk factor accordingly. We note, for example, that the U.S. Treasury may have a greater interest in promoting U.S. economic growth and jobs than your other stakeholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 32-33 of Amendment No. 3.

We depend on the services of our key executives, page 48

7.	The first and second paragraphs present two distinct risks. Please revise to present them as two separate risk factors.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 3.

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April 25, 2011

Year ended December 31, 2010 compared to the Period from June 10, 2009 to December 31, 2009, page 79

8.	We note the changes that have been made to MD&A in response to prior comment 24 but do not believe the revisions made to MD&A were fully responsive. As previously requested, please revise your discussion of cost of sales to discuss the factors responsible for changes in the various components of costs of sales during each period presented. For example we note from the discussion included in the second paragraph of page 75 of MD&A, that the prices for certain raw materials have increased significantly in recent years. To the extent that changes in the prices of raw materials or labor costs have fluctuated significantly during the periods presented in your financial statements, please revise your discussion of cost of sales to discuss and quantify the impact of these changes on cost of sales.

Response:

The Company respectfully advises the Staff that, as disclosed in the MD&A on page 81 of Amendment No. 3, changes in cost of sales for the periods being compared was primarily due to increases in the number of vehicles sold. While the Company did experience fluctuations in the prices of raw materials, these fluctuations have generally been experienced in raw materials that comprise a small percentage of the Company’s total cost of sales. Furthermore, these price fluctuations were offset by cost savings and have not contributed materially to any reported changes in cost of sales over the periods for which results of operations are being compared under the analysis of the Company’s Results of Operations beginning on page 77 of Amendment No. 3. Similarly, while labor rates changed in connection with the amended collective bargaining agreement in June 2009 so that the Company’s labor rates differ from those of the predecessor companies, changes in labor rates did not contribute meaningfully to any reported changes in cost of sales for the comparison periods since the lower “tier two” rates apply only to our newly hired union represented employees, who comprised a small percentage of the applicable workforce during such periods.

The Company has modified the disclosure on page 76 of Amendment No. 3 to reflect that, for the periods reported, the changes in raw material costs generally have not had a material effect on the period to period comparisons of the Company’s cost of goods sold. The Company has also modified the disclosure on page 81 of Amendment No. 3 to quantify the raw material price fluctuations and offsetting cost savings during the period.

Audited Financial Statements of Chrysler Group LLC

Statements of Members’ Deficit, page 168

9.

We note from your response to prior comment 36 and revised disclosures that you recorded the membership interests of the U.S. Treasury and Canada CH based on the fair value allocated to the undrawn credit facilities and debt proceeds received. In light of the fact that the debt issued by these entities

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April 25, 2011

significantly exceeds the contribution recorded in the statements of members’ deficit, please provide us more details as to how you determined or calculated the $72 million amount attributable to the U.S. Treasury membership interest and the $17 million amount attributable to the Canada CH membership interest. As part of your response and revised disclosure, please explain to us the nature of the deferred charges recorded and explain how these amounts were calculated or determined.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 54 and 173 of Amendment No. 3.

10.	We also note from your response to prior comment 36 and the disclosures that have been added to Note 2 on page 170 that you recorded the VEBA Trust’s membership interests at fair value, which was determined by subtracting the face value of your debt from an enterprise value established using a discounted cash flow model. We also note that the key inputs included a weighted average cost of capital of 19.5%. Please revise Note 2 to explain the nature of the capital contributions that were made by the VEBA Trust in exchange for their membership interests and explain in further detail how you calculated or determined your enterprise value. As part of your response and your revised disclosure, please indicate the period over which cash flows were projected for purposes of determining an enterprise value and explain the basis for any assumptions that were used in determining enterprise value such as terminal capitalization rates or discount rates. Also, please explain the factors responsible for using a discount rate of 19.5% for purposes of valuing the VEBA Trust’s membership interests versus the discount rate of 18% that was used to value Fiat’s membership interests.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 53, 172 and 235 of Amendment No. 3.

Notes to the Financial Statements

Note 2. Basis of Presentation and Business Combination Accounting, page 170

Background

11.	We note from your response to prior comment 38 that you have revised your disclosure in Note 2 to indicate that the fair value of both the warranty

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April 25, 2011

obligations and deferred revenue was determined based on the expected future cash flows to satisfy the obligations, adjusted for a profit margin that would be required by a market participant to assume the obligations and discounted to a present value using a discount rate that considers the timing of the expected cash flows and the non-performance risk of the obligations. Please revise to disclose the profit margin and discount rate used in the fair value calculations.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 57 and 183-184 of Amendment No. 3 to include the discount rates used to estimate the fair values of the warranty obligations and deferred revenue. The Company used Old Carco’s historical data regarding profit margins on its service contract business as a basis for estimating the profit margin a market participant would expect to earn on the assumed deferred revenue and warranty obligations. The Company respectfully advises the Staff that it believes these profit margins, which correspond to the Company’s actual service contract profit margins, represent competitively sensitive data regarding the Company’s business that a competitor or contractual counterparty could use to the Company’s detriment. This information could, if disclosed, result in competitive harm to the Company. As such, this information has not been added to Amendment No. 3.

12.	We note your response to prior comment 41; however, we do not believe that it is sufficiently responsive. As previously requested, please provide us with the expected time period over which the cash flows related to the dealer network intangibles are expected to be received. Your response should clearly explain why you believe such cash flows will be received over an expected period of approximately twenty years.

Response:

As noted in the Company’s response to the Staff’s prior comment 41, Chrysler Group’s dealer network represents the Company’s primary retail selling network. The Company will maintain a dealer network indefinitely as substantially all of the Company’s retail sales and related cash flows are generated through this network. Further, the acquired dealer franchise arrangements do not have contractual expiration dates and continue until terminated by the dealer or the Company in accordance with the arrangement. However, as noted in the Company’s response to the Staff’s prior comment 41, the Company and Old Carco have regularly experienced turnover in their dealer networks, as individual dealers cease operations, merge dealerships or sell dealerships to other parties. As a result, the Company concluded that the acquired dealer network did not have an indefinite life.

Securities and Exchange Commission

April 25, 2011

As the dealer network is used by the Company to generate all of its retail sales, the future cash flows to be received related to the dealer networks are highly correlated to the Company’s future expected revenues. However, due to the attrition noted above, over time, cash flows from the acquired dealer network will decline in relative terms and be replaced by cash flows attributable to dealer relationships developed by the Company subsequent to the 363 Transaction as the number of these new dealers increases. For this reason, the Company believes the estimated turnover rate provides the best evidence of the period of time over which the Company expects to receive cash flows attributable to the acquired dealer network in accordance with ASC 350-30-35-3(d).

To estimate the attrition rate, and thereby the useful life of the acquired dealer network, the Company considered Old Carco’s historical dealer turnover experience. Old Carco experienced dealer turnover rates ranging from 5% to 10% per year, with turnover rates being higher in the years immediately preceding bankruptcy. These historical turnover rates imply the dealer network substantially turns over every 15 to 25 years. As noted in our response to the Staff’s prior comment 41, at the time of the 363 Transaction, the Company expected attrition rates to be lower than historical rates immediately preceding the bankruptcy as a result of the termination of 789 dealers prior to the 363 Transaction. Therefore, based on this analysis, the Company believes that the mid-point of the range indicated by Old Carco’s historical experience represents the best estimate of the period over which cash flows attributable to the acquired dealer network will be received.

13.	We note the revisions made to Note 2 on pages 182 and 183 of the registration statement in response to prior comment 42. Please revise your discussion of pre-acquisition contingencies included on page 182 to quantify the amounts recognized for each type of material pre-acquisition contingency, as applicable (i.e., warranty obligations, product liability, pending legal actions and proceedings, etc.).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 184-185 of Amendment No. 3.

Securities and Exchange Commission

April 25, 2011

Note 13. Income Taxes, page 207

14.	We note from your response to prior comment 46 that your foreign subsidiaries in which you have elected to permanently reinvest earnings outside of the U.S. hold $1.4 billion in cash and cash equivalents as of December 31, 2010. We also note that because the cash held by these foreign subsidiaries will not be utilized for your U.S. liquidity plans, you do not believe the liquidity section requires revision. However, in light of the fact that this $1.4 billion amount appears to be included in the table disclosing your total available liquidity on page 91, we believe that you should revise the liquidity section of MD&A to clearly indicate that if these funds are needed for operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. You may also disclose that your intent is to permanently reinvest these funds outside of the U.S. and your current plans do not demonstrate a need to repatriate them to fund your U.S. operations, if applicable. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of Amendment No. 3.

Note 17. Stock-Based Compensation

Restricted Stock Plans, page 223

15.	We note from your response to prior comment 48 and revised disclosure in Note 17 that you determined the fair value of the membership interests using a discounted cash flow methodology. As previously requested, please provide us details of, and revise the notes to your financial statements to disclose, the significant assumptions used in the valuation of the membership interests for each issuance of RSUs and Phantom Shares during 2009 and 2010 as well as for the valuation of the RSUs and Phantom Shares at the end of each period, since these liability classified awards require remeasurement each period. As part of your response, please also explain how the total enterprise value determined as a result of your discounted cash flow analysis resulted in a related per unit value for each Chrysler Group unit of $7.95 and $2.98 at December 31, 2010 and 2009, respectively.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 226 of Amendment No. 3.

16.

We note from your response to prior comment 49 that based on the immaterial number of awards outstanding as of December 31, 2010, you do not believe that stock compensation expense is a critical accounting estimate. However, because the amount of stock compensation expense recognized in

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April 25, 2011

2010 was material to loss before income taxes, and the liability based instruments require fair value adjustments in the future that are not based on factors within your control, we continue to believe that stock compensation should be considered a critical accounting estimate. Please reconsider disclosing stock compensation expense as a critical accounting estimate in MD&A. As part of your revised disclosure you should include the following:

•	A description of the methods and assumptions used in estimating the fair value of the underlying stock and the instruments granted.

•

A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date.

•

Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the period referred to above. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 62-63 of Amendment No. 3 to include stock-based compensation as a critical accounting estimate. Additionally, in the revised disclosure, the Company has included a reference to Note 17, Stock-Based Compensation of the Company’s audited consolidated financial statements. The disclosure includes information on the number and nature of instruments granted and their weighted average grant date fair value. The Company respectfully submits to the Staff that the exercise price and the fair value of the underlying stock are not relevant to the Company’s stock-based compensation awards as they do not represent options on the Company’s shares.

Note 18. Employee Retirement and Other Benefits, page 225

Transfer of VEBA Trust Assets and Obligations to the UAW Retiree Medical Benefits Trust

17.

We note that your response to prior comment 50 and your revised disclosure in Note 18 indicate the methods used to determine the fair value of the VEBA Trust Note and the Canadian HCT Notes and the fair value of the VEBA Trust membership interest. However, we do not believe that your response

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April 25, 2011

and revised disclosure clearly disclose the detailed assumptions that were used in calculating these fair values, such as discount rates used and the period over which expected future cash flows were projected. Please revise to clearly disclose these assumptions. Your disclosure should also be revised to explain the reasons for any significant changes in assumptions used between June 10, 2009 and December 31, 2009 to determine the fair value of the VEBA and Canadian HCT Trust Notes and VEBA Trust membership interest.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 235 of Amendment No. 3.

18.	We note from your response to prior comment 51 that the change in discount rates was due to a significant improvement in the credit markets from June 10, 2009 to December 31, 2009. This improvement resulted in a significant decrease in the extrapolated yield curve used to estimate the fair value of the VEBA Trust Note. You also disclose that the improvement also contributed to a reduction of the WACC used to estimate the fair value of the VEBA Trust’s membership interests from June 10, 2009 to December 31, 2009. As previously requested, please revise the notes to the financial statements to include the reasons for the change in discount rate and WACC as described in your response to prior comment 51 and to disclose the amount of the change in the discount rate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 235 of Amendment No. 3.

Note 23. Subsequent Events, page 245

19.	We note from a press release dated April 12, 2011 that Fiat increased its ownership percentage in you to 30% as a result of meeting the second performance condition that Fiat help you generate cumulative revenue of $1.5 billion outside North America and use Fiat’s dealer network in Latin America to distribute Chrysler vehicles. Please revise Note 23 to disclose the nature and terms of this increase in Fiat’s ownership percentage.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 155 and 248-249 of Amendment No. 3. Additionally, the Company has included on pages 155, 159 and 249 of Amendment No. 3 disclosure related to Fiat’s commitment to exercise its call option.

Securities and Exchange Commission

April 25, 2011

Audited Financial Statements of Old Carco LLC (f/k/a Chrysler LLC) and Consolidated Subsidiaries

Note 8. Goodwill and Intangible Assets, Net, page 270

20.	We note from your response to prior comment 54 that the impairment analysis was only performed on certain brand names (Chrysler and Dodge) because other brand names such as Jeep and Mopar had fair values that exceeded their carrying values. However, the disclosure in Note 8 appears to imply that the carrying value of the brand name intangible assets exceeded their fair values for all brand name intangibles. For example, you disclose that one of the assumptions used to calculate fair value was forecasted revenue for each brand name (Chrysler, Jeep, Dodge and Mopar). Please revise your disclosure in Note 8 to be consistent with your response to prior comment 54. As part of your revised disclosure you should include the fact that each brand name is its own unit of account and is therefore tested separately.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 274-275 of Amendment No. 3.

Note 19. Other Transactions with Related Parties

Settlements, page 306

21.	We note from your response to prior comment 55 and your revised disclosure in Note 19 that the $684 million gain was calculated based on the settlement of $415 million of trade payables and other international obligations due to Daimler and $368 million of the NSCs financial liabilities to Daimler in exchange for a payment of $99 million by you. Please explain to us why Daimler was willing to settle these payables and other liabilities at a significant loss.

Response:

The Company respectfully advises the Staff that this agreement between Old Carco and Daimler represented the result of what the Company understands to have been arms-length negotiations between the parties. While neither the Company nor Old Carco was privy to Daimler’s internal deliberations or the

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April 25, 2011

processes through which Daimler agreed to the settlement, the Company believes that Daimler would have been influenced by the uncertainty surrounding Old Carco’s ability to continue as a going concern at the time the agreement was reached, which is more fully discussed in Item 1. Business Old Carco’s Historical Challenges Leading to the 363 Transaction. At the time of the settlement:

•	Old Carco had formally requested financial assistance from the U.S. government and indirectly received interim financing.

•	Old Carco had entered into a non-binding term sheet with Fiat.

•

The Obama administration had announced on March 30, 2009, that Old Carco was not viable on a standalone basis and would be liquidated if it were unable to complete the alliance with Fiat and achieve the requisite level of concessions from its stakeholders (including Daimler).

In addition, the Company believes that Daimler would have thought it advantageous to complete the transfer of the NSCs to Old Carco promptly, since Daimler could have been subject to various contingent liabilities if the NSCs had not been transferred but instead were liquidated.

22.	We note from your response to prior comment 58 that Old Carco recorded a gain and a receivable for the entire amount due from Daimler, $600 million, which Daimler agreed to pay to Old Carco in exchange for a reduction of Daimler’s contingent liability to the PBGC. Please tell us if there was any liability on Old Carco’s financial statements related to Daimler’s liability to the PBGC prior to this June 5, 2009 agreement. If not, please tell us why you believe it was appropriate that a liability had not been recorded. Also, in light of the fact that the $519 million gain on extinguishment of debt recorded as a result of this same June 5, 2009 agreement was recorded as part of Reorganization Expense, we are still unclear as to why this $600 million gain was not recorded as part of Reorganization Expenses, Net on the face of the statement of operations. Please advise or revise accordingly.

Response:

The Company respectfully advises the Staff that in May 2007, Daimler, Old Carco and the PBGC entered into an agreement that required Daimler to make contributions related to certain unfunded pension plan obligations and provide the PBGC a guaranty (the “PBGC Agreement”) in the event of an involuntary or distress termination in which the PBGC took control of those pension plans (the “Plans”).

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April 25, 2011

The purpose of the agreement on June 5, 2009 was to reach conclusion on a number of open matters affecting Old Carco, including longstanding negotiations between Daimler and the PBGC. In the June 5, 2009 agreement, the PBGC agreed to the termination of the PBGC Agreement in exchange for payments by Daimler to the Plan Sponsor, which was Old Carco, and the extension of a guaranty by Daimler. Under the terms of the new agreement, Daimler has agreed to fund pension contributions of $600 million payable to the Plan Sponsor in three equal installments. The contributions were exclusively for the benefit of the Plans and were not subject to the claims by or on behalf of the creditors or the Plan Sponsor. In the event that the Plans terminate in an involuntary or distress termination between June 5, 2009 and August 3, 2012, Daimler will pay an additional cash lump sum payment of $200 million to the PBGC.

As the obligations related to these agreements rested with Daimler, they would have been recorded by Daimler in accordance with the accounting guidance applicable in Daimler’s financial statements. Old Carco did not believe it would have been appropriate to recognize a liability for this agreement in its consolidated financial statements, as the underlying obligations for retiree pension benefits were already recorded by Old Carco in accordance with the accounting guidance for retirement benefits.

As discussed above, the portion of the agreement detailing the terms between Daimler and the PBGC was the culmination of negotiations that were initiated during the time period described in Item 1. Business Old Carco’s Historical Challenges Leading to the 363 Transaction, which preceded Old Carco’s bankruptcy proceedings, and were not part of the restructuring and reorganization of Old Carco. As such and in accordance with the guidance on Reorganizations (ASC 852-10-45-9), the portion of the June 5, 2009 Daimler Settlement agreement relating to the resolution of these prior negotiations between Daimler and the PBGC were treated as separate from the bankruptcy proceedings.

*    *    *

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-3109 or by email (millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to Scott D. Miller by email and facsimile (212-291-9109) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Securities and Exchange Commission

April 25, 2011

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

cc:	Linda Cvrkel

Claire Erlanger

(Securities and Exchange Commission)

Holly E. Leese, Esq.

Richard K. Palmer

Ronald J. Elder

(Chrysler Group LLC)

Chrysler Group LLC

1000 Chrysler Drive

Auburn Hills, Michigan 48326

April 22, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie, Esq.
Nolan McWilliams, Esq.

Re:	Chrysler Group LLC—Form 10 (File No. 000-54282)

Ladies and Gentlemen:

With reference to the above-referenced Registration Statement on Form 10 of Chrysler Group LLC (the “Company”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Sullivan & Cromwell LLP, by calling Scott D. Miller at (212) 558-3109 should you have any questions with respect to this letter.

Sincerely,

/s/ Richard K. Palmer

Richard K. Palmer
Senior Vice President and Chief Financial Officer